FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2004
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

     Date: December 6, 2004

(Translation)

December 3, 2004

Listed company name: NEC Corporation
Code number: 6701
Contacts: Makoto Miyakawa
Corporate Communications Division
TEL +81-3-3798-6511

NEC to sell a part of shares of Nippon Electric Glass Co., Ltd.

     NEC Corporation (“NEC”) announced today that it decided to sell a part of its shares of Nippon Electric Glass Co., Ltd. (“Nippon Electric Glass”), an affiliated company listed on the Tokyo Stock Exchange, as described below.

     Even after such sale, Nippon Electric Glass remains an affiliated company accounted for by the equity method on NEC’s consolidated financial statements, and the relationship between NEC and Nippon Electric Glass remains unchanged.

1. Shares to be sold

     Common stock of Nippon Electric Glass Co., Ltd.           16,000,000 shares
    (including 9,600,000 shares under the name of the securities-based employee retirement benefit trust (the “Trust”))

     In addition to the shares above, Daiwa Securities SMBC Co., Ltd. will be granted a right to purchase up to one million additional shares of Nippon Electric Glass under the name of the Trust (the “Green Shoe Option”).

2. Changes in the number of shares and shareholding ratio

Securities	Number of shares			Shareholding ratio
	Before sale	Shares to be sold	After sale	Before sale	After sale
Common stock of Nippon Electric Glass Co., Ltd.
Under the name of NEC	8,033,000	6,400,000	1,633,000	5.1%	1.0%
Under the name of the Trust	47,900,000	9,600,000	38,300,000	30.2%	24.2%

Total	55,933,000	16,000,000	39,933,000	35.3%	25.2%

*	Number of shares and shareholding ratio after the sale above does not reflect the sale of shares when Green Shoe Option is exercised.

*	Shareholding ratio is a ratio against aggregate voting rights as of September 30, 2004.

3. Purchaser and method of sale

     Daiwa Securities SMBC Co., Ltd. and other securities companies will underwrite all the shares.

4. Scheduled date of sale

     Latter part of December 2004

5. Sale price

     To be determined sometime between December 13, 2004 and December 15, 2004

6. Impact on financial results forecasts

     NEC’s consolidated and non-consolidated financial results forecasts for the fiscal year ending March 31, 2005, which were announced on October 28, 2004, have already reflected approximate profits to be posted in connection with the above sale.